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SEC FILE NUMBER
000-24149

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
CIB Marine Bancshares, Inc.

Full Name of Registrant
Central Illinois Bancorp Inc. (until 1999-08-27)

Former Name if Applicable

N27 W24025 Paul Court

Address of Principal Executive Office (Street and Number)
Pewaukee, Wisconsin 53072

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of regular examinations of certain of its subsidiary banks by state and federal banking regulators in 2003, the registrant engaged in an extensive review of the adequacy of its allowance for loan losses, certain credit quality issues, and related matters. This review resulted in a substantial delay in the completion of the audit of the financial statements and the filing of the registrant’s Form 10-K for the periods ended December 31, 2003, 2004, 2005, and 2006. The Form 10-K for the periods ended December 31, 2003, December 31, 2004, December 31, 2005, and December 31, 2006 were filed on October 31, 2005, December 8, 2006, July 18, 2007, and November 7, 2007 respectively. Accordingly, the registrant is unable to file its Form 10-Q for the period ended September 30, 2007 as the audit on its financial statements for the year ended December 31, 2006 was just recently filed with the Commission.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John P. Hickey, Jr.	(262)	695-6010
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As of the date hereof, the registrant has not filed its quarterly report for the quarters ended September 30, 2003, March 31, 2007, and June 30, 2007. Forms 12b-25 with respect to such reports were filed on November 14, 2003 (subsequently amended on November 17, 2003), May 15, 2007, and August 24, 2007 respectively.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant filed its Quarterly Report on Form 10-Q for the corresponding period in 2006 on November 7, 2007. The registrant cannot make a reasonable estimate of the change in results of operations at this time since financial statements for the third quarter 2007 have not been completed and reviewed. The registrant expects a significant increase in provision expense, due in part to the fact that the 2006 provision reflected a reversal of loan loss reserve and third quarter 2007 includes additional provisions for the purchased loan portfolio. Non-interest income is also expected to decrease primarily due to a reduction in gains on sales of branches. The registrant expects to have a net loss for quarter ended September 30, 2007.

CIB Marine Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By:	/s/ John P. Hickey, Jr

President and CEO